EXHIBIT 99.7
Transcript Evening Earning Call
INFOSYS TECHNOLOGIES LIMITED
Q2 07 EVENING EARNINGS CALL
OCTOBER 11, 2006

CORPORATE PARTICIPANTS

Nandan Nilekani
Infosys Technologies - CEO and MD

Kris
Infosys Technologies - COO, President and Joint MD

Mohandas Pai
Infosys Technologies - Member of the Board

V. Balakrishnan
Infosys Technologies - CFO

CONFERENCE CALL PARTICIPANTS

Moshe Khatri
Cowen and Company

Bryan Keane
Prudential

Joseph Foresi
Janney Montgomery Scott

Trip Chowdhry
Global Equities Research

James Friedman
Susquehanna

Alan Hellawell
Lehman Brothers

Julio Quinteros
Goldman Sachs

Rod Bourgeois
Bernstein

George Price
Stifel Nicolaus

Rama Rao
RR Capital Management

Operator:

Good morning. My name is Wes and I will be your conference operator today. At this time, I would like to welcome everyone to the Second Quarter Results for Fiscal 2007 for Infosys Technologies Ltd. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star, then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you. Mr. Mahindroo, you may begin your conference.

Sandeep

Good morning and thank you for joining us today to discuss the financial results for the quarter ended September 30, 2006. I am Sandeep from the Investor Relations Team in the US. Joining us today on this conference call is CEO and MD, Mr. Nandan Nilekani, COO and President and joint MD, Mr. Kris Gopalakrishnan and CFO, Mr. Bala along with other members of the senior management. We will start with a brief statement of the performance of the company for the recently completely quarter, followed by the outlook for the quarter ended December 31, 2006 and the year ending March 31, 2007. Afterwards we'll open up the discussion for the Q & A. Before I pass it on to Mr. Nilekani, I would like to remind you that anything that we say which refers to our outlook of the future is a forward looking statement and must be compared in conjunction with the risks that the company faces. A full statement and explanation of details is available with our filings with the SEC, which can be found on www.sec.gov. I would now like to pass it on to Mr. Nilekani.

Nandan

Thanks Sandeep and I'd like to welcome all of you to this call. Let me give you some highlights. As you have noticed that the revenue for the quarter improved 13% in dollar terms and thanks to the strong performance, we have been able to revise our guidance for the year. We have revised it to exceed $3 billion and basically with that we should be between 40.6 to 41.1% growth. What you're seeing here is really a confirmation of many trends that we've been talking about for the last several years. As you know, we have been postulating for some time that what you see here is not really just a business, but a fundamentally new business model, a fundamentally disruptive business model, a business model which delivers faster, better, cheaper and more innovative solutions to our customers and I think that is reflected in the kind of growth that Infosys has been able to demonstrate in the last six years. As you're aware, we went public in the NASDAQ first in March 1999. We had revenues of $121 million and now with the latest guidance for the year ending March of '07, we anticipate revenues to grow in excess of $3 billion. In other words, this company would have grown from $121 million in 1999 to over $3 billion by March of '07.

Another way of looking at it is, it took us 23 years to do the first billion dollars. It took us 23 months to do the second billion dollars and in effect we've gone from $2 billion to $3 billion in one year. So I think you can see the kind of growth that's happening and I think this clearly demonstrates that there is a fundamentally new business model here which is taking away market share from the legacy players in this industry which is creating a whole new compelling value proposition and I believe this is a model that's here to stay. And this model is not just about what we do as a company but what is the impact and consequences of this model on existing legacy players. What does this mean for their revenue streams, what does it mean for their prices, what does it mean for their global re-arrangement of their workforce. These are all large structural challenges that will be faced and we think that we are essentially driving the agenda in this space and other people essentially are following the agenda that we have worked out.

I think the other important thing, we are increasingly saying is that, we are increasingly convinced that the world is being bucketed by some major mega trends. We have identified emerging economies as one mega trend, economies like India and China, which used to be 50% of global GDP and went down to 7% in 1970, are slowly inching back to take a larger and larger part of global GDP which has a very important impact on markets. We are also seeing the impact of demography with the rise of a young workforce in the Asian countries as opposed to aging workforce in Europe, which has its implications on healthcare, on dependency ratios, on pension benefits and the need to get a high return on capital in the emerging market. We also see a huge impact of regulations whether it is financial regulation, health regulations, privacy regulations, alls kind of regulations, which have a huge impact on companies. And, finally we find a huge impact of technology on businesses and in a sense, Infosys is a child of technological change, because we're able to have, thousands of people sitting across the world using one network to deliver value.

So, clearly these 4 mega trends - emerging markets, demographics, regulations and technology, we think are flattening the world and I think it is effecting each and every company because every company that is in the business of selling to customers is finding that whom they sell to is changing, what they sell to is changing, how they sell is changing, where they produce is changing, where they service it from is changing, where are the employees to provide the value is changing. In other words, everything is really up for grabs and we think that this transformation is going to affect every industry, whether it's banking or retailing or telecommunications or insurance and we think that Infosys is uniquely placed to be of service in this change because we ourselves are (a) a creature of these changes and (b) we ourselves being what we call as a flat company, we are in the best position to tell our customer, advise our customers on what they should be doing because we have gone through these changes ourselves or we have been constructed on the basis of these fundamental changes happening in the global world.

So we find that this message is resonating extremely well with our customers. Our customers believe that the world is flattening. Our customers believe that they have to go through transformation. Our customers believe that Infosys is the right partner for this transformation and this is contributing to a huge impact in terms of mindshare, in terms of global awareness of the Infosys brand, in terms of what we can do for them and I all these things which you would may think are supplemental or not really directly relevant, actually play a huge role in the strategic positioning of Infosys. And it's that strategic positioning which provides essentially the wind power in the sense that drives this whole thing. I think with that context, you'll notice that we have had tremendous growth and another important facet of this growth is that unlike maybe even a couple of years back, when growth was due to 3 or 4 large customers, what you'll find is that this time the growth is coming due to a whole constellation of large customers who span industries, who span geographies and I think this broadening of large customers and creating of multiple engines of account growth, I think is one of the reasons for the robust growth that you have seen.

Now, there are many, many other aspects to this. I think the other important thing which we have been emphasizing for quite some time, is that our growth is fundamentally based on robust organic growth and I think, we re growing at 40% this year entirely on an organic basis and the reason that this is happening because we are focused on building client value. We are focused on building a broad range of the capability to deal with our clients. We are focused on expanding our relationships. We are focused on delivering value. These are all old-fashioned concepts, but that's how you get growth and I think we have demonstrated that the business model is very important for this growth and organic model that is customer focused is very important for this growth.

So I think when we look at the results, of course at one level, we should look at it in terms of quarterly performance. But, I think it is equally important to understand how strategically it fits in to the global scheme of things and how major changes are happening in the industry and how Infosys is leading that charge. With that, I'll request my colleague, Kris, to continue with the discussions.

Kris

Thanks Nandan and good morning or good evening to all of you. Let me give you some more details. If you look at the geographical distribution of revenues, almost all the major geographies have contributed to this growth, the USA grew by 12.6% quarter on quarter, UK grew by 14.2%; France 27.4%. So these are major countries in Europe. Japan grew by 12.7%. Australia grew by 28.7%. So it is all-around growth from a geographical perspective. If you look at services, we had again growth in all the services, some of course, better than others, like packaging implementation, consulting, testing, business process management etc grew faster than company average. Products also, that has seen lots of growth.

From an industry perspective, the industry segment which was strong was banking and capital markets, telecom, energy and utilities. So again, we had all round growth from an industry perspective. Our revenue per employee on a blended basis grew 1.2%, 1.4% onsite and 1.1% offshore. And, for the past three quarters, we have seen that the revenue per employee has been growing. We have seen a 3 to 4% increase in rates for new clients and about 1 to 2% increase in some of the contracts renewals and now it's starting to get reflected on the revenue productivity.

We had 232 million clients this quarter. We have 61 ten million dollar clients, 12 fifty million dollar clients and 2 hundred million dollar clients. The largest client is 6.6% of revenues. So, again we saw faster growth in our top ten, top twenty clients.

And from a scalability perspective, this quarter we have added the largest number of employees. 10,795 employees of which 2,560 are experienced hires. Attrition has inched up to 12.9%, but we had also been much more rigorous in looking at performance and encouraging people to leave. Out of this 12.9% about 2.9% is involuntary attrition or attrition which is encouraged.

Utilization excluding trainees is 80.3%. Last quarter was 77.3%. It's partly because of the faster growth experienced this quarter. Including trainees it is 68.7%, which is a result of the huge addition at the entry level. Most of those people are undergoing training. We have absorbed salary increases. This quarter, we have also announced long-term bonus for some of the senior people within the company and including all of that, we are able to maintain the margins. We continue to invest in infrastructure building, 7 million square foot of space is under construction which will give us capacity for an additional 13,400 employees. With this, let me hand it over to Bala to give you more details on finances.

Bala

Good morning everybody. This quarter the revenues were $746 million which is a sequential growth of 13%. Of that 11.2% of volume growth, 1.2% is price growth. Onsite per capita revenue went up by 1.4%, offshore went up by 1.1%. On a blended business, it went up by 1.2%. Gross profit was 43.3%. We had a benefit of lesser visa cost during the quarter. It impacted the margin positively by 1.1%. We also had the currency in our favour. The rupee depreciated by something around 1.4% during the quarter. It impacted the operating margin positively by 90 business points. The sales and marketing costs were 6.4%. It was 6.8% last quarter. G&A is 8.4% similar to what it was last quarter. Overall, we got a benefit of 50 business points on the SG&A because of the scale. Non-operating income was lesser during this quarter because we didn't have the benefit of large forex gain which was there in the first quarter.

Income tax is 3.5%. Effective tax rate was 11.7%, similar to last quarter. Overall net profit was 26.6%. This quarter has come back to 26.4% last quarter.

So overall we had the benefit of visa costs, the currency and the leverage what we saw in the SG&A because of scale which has improved the operating margin by something around 2.5%. Going forward, we have given a guidance of 5.9% to 6.6% growth in revenue for next quarter. Revenue being $790 to $795 million. EPADS to be $0.37 for next quarter which is 3% growth because we are assuming, the currency to appreciate next quarter, Our guidance is based on a rupee dollar rate of 45.6 for next quarter and for the full year.

For the full year, we have given a guidance up 40.6% to 41.1% growth in revenues with an EPADS of $1.44 which is 41.2% growth. Our balance sheet size today is $2.2 billion. We have around $943 million in cash, account receivable is around 65 days.

I think overall this was a good quarter. We have seen the margin improvement. For the full year, we are assuming the operating margins to be stable similar to what it was last year. Last full year, our operating margin was a 27.8%. We believe we should be similar to that even this year within a narrow band of 40-50 basis points. I think with this I conclude the financial presentation. Now the floor is open for questions and answers. Thank you.

Kris

We are ready for questions. Please go ahead.

Operator

At this time, I would like to remind everyone in order to ask your question, please press star, then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q & A roster.

Your first question comes from Moshe Katri of Cowen and Company.

Moshe Katri

Hey thanks. And congratulations on a very, very strong quarter. On the pricing front, what in your view has been contributing for the recent pricing strength especially on the base of existing clients?

Kris

Moshe, for the past three quarters, we have been saying that we are able to get slightly better prices. It is primarily driven from the clients appreciating and understanding that the costs in India are going up and at some point it will have to get reflected. It is a small increase but it is happening now. And in Infosys' case, we are also quite clear that below a certain price, we will not take up work. So that is also helping us with new contacts to try and push up our price points.

Moshe Katri

Okay. And then on the attrition rates, you've indicated that if you looked at voluntary turnover, it was probably about 10% for the quarter. For comparison purposes can you just give us a feel of what was the voluntary turnover level during the past two quarters? Was it flat, was it higher, was it lower?

Mohandas Pai

Moshe, the voluntary turnover last quarter was approximately 9.2% and the quarter before that, was about maybe 9%. So there are three kinds of issues here. First, our gating for training has increased in the sense that you have to get at a minimum level of accomplishment to get through training. So there we are seeing people not getting through, so they don't get in. Two, very importantly this quarter we had about 450 people or so leaving for higher studies because this is a quarter in which it happened, next quarter it may not happen. And three, is of course the people at the bottom level of performance who left. And these are the three things that drive up the largest part of attrition. And in the voluntary part we are not seeing an appreciable increase. There is a marginal increase, and that is because of the fact that the markets are buoyant and the US markets too are buoyant. And that is the main reason.

Moshe Katri

Great, and then finally after we have seen decelerating revenue growth last year, it seems that we're headed towards accelerating growth. Can you comment on this trend? Do you think, is there anything unusual here? Because obviously this is a pretty positive trend for the industry.

Kris

See as Nandan was saying Moshe, it shows that, this model is better for the clients. They are able to get better quality deliverables at very good price points. So, clearly this is a better model and really that is the reason. As companies become larger, clients are more and more comfortable working with us on larger projects. For instance willing to increase their revenue or increase their services with us. So today we have 2 hundred million dollar relationships. And all the parameters from a customer perspective are growing. We have a very diversified portfolio of services. If you include BPO, the footprint is very large. So, it's a combination of all these things and all the things we have been doing in the past 5 years in terms of starting new services, starting consulting, starting BPO, creating the brand equity, enabling our company to scale up, creating the capacity to recruit, train. All these things are paying off at this point. And the market conditions are right, and so we are able to take advantage of that.

Moshe Katri

Thanks

Operator

Your next question comes from Bryan Keane of Prudential.

Bryan Keane

Hi, good morning. Just when you look at your guidance for the first quarter and then the second quarter, you guys have obviously blown through those numbers especially on the top line. I guess can you pinpoint what surprised you, why the outperformance?

Kris

Clearly, the environment is conducive. We got the benefit of better market conditions. Our services were appropriate for the market. We executed well. So customers were able to give us more business. And, the surprise was the volumes and of course we were able to take advantage of that in terms of capturing that business. So volumes were where the surprise was and we took advantage of that.

Bryan Keane

And then you mentioned in your opening comments about taking some share from legacy players. Has that been a change over the last couple of quarters that you're seeing now, where work used to go to the multinationals now that Infosys is taking some of that work?

Kris

Yes, and we believe that as companies become larger, this will enable our clients to actually work with us on larger relationships and larger projects. And that's also we're seeing, the size of the deals is going up. If you look at some of the fastest growing services like package implementation, consulting, etc, the total number of people who are able to deliver consulting type of services is almost 3,000 today. And that is helping us do transformation projects, consulting assignments, end-to-end solutions, BPO driven business transformation. So it is what is I think driving the replacement which is happening from the legacy players to companies which are more global delivery oriented.

Bryan Keane

Okay. And then just finally on the metrics I just noticed that repeat business was down to 95%. Usually that number is usually 97% or so. Any down tick? Did some clients, move away? What explains that down tick?

Kris

The way we compute this is, it is reset every financial year, Q1 is higher, Q2 is lower. At the end of the fiscal year, it will come down to 90%. On an average it is 90%. It gives us better visibility into the pipeline. It allows us to build a deeper relationship with our client, increases the predictability. And new customers are also ramping up at this point of time.

Bryan Keane

Right, okay. Great. Thanks a lot and congratulations on a great quarter.

Operator

Your next question comes from Joseph Foresi of Janney Montgomery Scott.

Joseph Foresi

Hi gentlemen. Congratulations on some good results here. I just had a couple quick questions for you. The first one is that it sort of appears here that the off shore movement continues to evolve sort of with the Indian vendors moving into different geographies, verticals and offerings. Can you comment on any specific areas of growth that you feel you guys are focusing on? Anything new on that front? Obviously the movement towards package implementation is there, but anything new on that front?

Kris

So from a geography perspective proactively, we are investing in Europe. Europe has gone from 9% revenue some years back to 25% of our revenues. From a services perspective, it's more business solution driven rather than technology solutions. Combining our consulting, package implementations, BPO, today we are able to offer clients transformation project, transformation solutions. We have also come out with our point of view on what is the landscape today from a business perspective and what companies need to do in today's world. Nandan in his opening remarks talked about the four major shifts which we see. And we are able to help out clients with how they need to respond, how they need to compete in today's world.

Joseph Foresi

Thanks, actually the second question here obviously it looks like demand is sort of pulling the market and putting pressure on the labor supply. If you can give us some idea where maybe you expect attrition to be in the future? And also on the wage front, if you could give us a lateral fresher mix for recruits this quarter? I think you gave it in the earlier call.

Mohandas Pai

Attrition for the rest of the year should be in the same range sitting where we are, seeing what we are doing. Even salary increases for the next year should be in the range of 12% to 15% sitting where we are today. The reason is we don't see any perceptible shift there. The key challenge you face when you grow up is getting enough middle level people in to meet our growth requirements. Otherwise the wage pressure is there but there is no perceptible shift or change. We are also seeing that for the big MNCs who came into India who used to raise wages and pay much more than what we pay for people who joined them, they are becoming more cautious and more discriminating. And the indiscriminating increase in salaries has come down and the benchmarking against large Indian companies. So I think, there is some stabilization going on there because people are very conscious that competitive pressure on wages is not going to help anybody. So on both fronts I think, there is some stability but it all depends on the growth rate. The growth rates go up, obviously opportunities open up and attrition will be slightly higher. I think attrition is not a great cause of risk or worry for us at this point in time. We want to bring down attrition of course but it's not something that is giving us very sleepless nights.

Joseph Foresi

And just sort of staying with the labor question, as far as middle managers, any rough idea what the attrition rate is at that level? And could you give us sort of a ball park number what salaries are at that level?

Mohandas Pai

Middle level is something from three to seven years of experience. And attrition at the middle management level is around 12.5%, if you take the entire basket of people. The wages at the middle management level, I would estimate is something around $20,000 to $25,000.

Joseph Foresi

Thank you. And just...

Mohandas Pai

Per year. Per year, not month.

Joseph Foresi

Per year, of course. And just one last question here sort of on the BPO front. Any growth drivers in that business? And if you could just give me the attrition rate this quarter that would be great.

Mohandas Pai

Well the growth drivers in the BPO business is the F&A business. F&A is growing, more customers are coming in. We have about 1,500 engaged in F&A. And we've got a lot more inquiries in that particular area. In the knowledge processing area, the research area is opening up and we are seeing much more inquiries. These are two large areas which are growing pretty fast along with the rest of the business.

The attrition in the BPO business is about 38% for the quarter. And it's come down about 2 percentage points. And if you de-construct the attrition, 25% of attrition is in the 0 to 3 months category. That is very strange in this industry because when people join they have to go to night shifts and some of them don't adjust and some of them leave. And about 40% of attrition leaves in the 1 year to 1-1/2 years category because after 1 year people get trained and the demand for them is much greater than the people below 1 year. And these are the two categories. And in the category 1-1/2 year plus the attrition comes down.

So there are two lumps that happen in attrition and there is a very particular reason. But we are trying to push it down and I think in the future attrition rates in BPO will come down.

Joseph Foresi

Great. Thanks guys, and again congratulations on some good numbers.

Operator

Your next question comes from Trip Chowdhry of Global Equities Research.

Trip Chowdhry

Thank you. And again congratulations on phenomenal execution. First question is for Bala. You did mention that the visa costs have gone down. I believe that the H1 visa cap has been reached in the month of April. Is that one of the reasons or is there something else you are seeing there?

Bala

Of course, you are right, because we accelerated the visa investments in the first quarter because we knew that the window is going to get closed. We spent close to $11.5 million in the first quarter. That impact is not there in the second quarter and that is one of the reasons why the margin went up.

Trip Chowdhry

Beautiful. Now other question I have is the consulting team that is led by Steve Pratt. That seems to be doing very well. I was wondering when will you feel comfortable telling us how many engagements for the consulting, how many customers did they engage in? And among these customers, how many we have in $1 million, $5, $10, $100 million kind of segments. Among them, where do you see Infosys Consulting having the maximum traction?

Kris

Infosys Consulting will have the best value right now for the large transformation projects. It is helping clients figure out what they need to do to compete in today's world and what they need to do in order to transform themselves to compete in this flat world. So we are doing client workshops regarding what it means, what are the drivers. We do assessments and come up with a program for them to look at the transformation itself. Quite a bit of the work of course involves changing the technology platform. Again, because of the large Enterprise Solution practice we have and in many cases the transformation is led by implementing SAP or Oracle or something like that. Again we are able to help our clients make this transformation.

So today the focus is really in helping our clients transform themselves to compete in this world. We have frameworks, we have methodologies, we have tool sets to help our clients do this.

Trip Chowdhry

The last question is on insurance, banking and financial vertical. It seems like all of the companies I follow, including those software vendors, they seem to be doing very, very well in this vertical. I was wondering, is there something really endemic to this vertical which is giving a lot of business to almost the whole software industry? Thank you again and congratulations on phenomenal execution.

Kris

This industry always, especially the banking and capital markets, not so much the insurance side, has been a high spender. They love technology. It's driven by innovation and use of latest technology and things like that. And as a percentage of revenue, typically these companies spend higher than other sectors. For example, manufacturing would typically spend 1% to 2% on technology, whereas a financial services company will typically spend maybe close to 5% or sometimes up to 10%. And some services firms are completely technology driven actually. So that's the reason why this sector is a very good sector for software companies, IT service companies, hardware companies, etc

Operator

Your next question comes from James Friedman of SIG.

Jamie Friedman

Hi, thank you. It's Jamie Friedman at Susquehanna. My first question is regarding Progeon. Did you disclose the operating margin at Progeon or what's now called Infosys BPO?

Mohandas Pai

Yes. Let me give you the operating margin for Progeon as per US GAAP. The operating profit is about 20%. Net income is 21.3% because of non-operating income.

Jamie Friedman

Next question is regard to headcount. I believe that your prior fiscal year '07 headcount guidance was 25,000. Did you update that number?

Mohandas Pai

Yes, increased it to 28,300. This is gross, gross of attrition

Jamie Friedman

Yes. Thank you. And then the final question is regarding the ADR issuance. Could you help us walk through the prospective calendar? It sounds like you're going to meet in November to tentatively approve an offering, but can you remind us based on the prior schedules how we should think about the mechanics of the offering again. Thank you.

Bala

Well, the board just approved the offering. We are working on the timeframe. We have not finalized that. The board approved that we will issue up to 30 million shares through a Sponsored Secondary ADR program. It will include a part of Public Offer Without Listing (POWL) in Japan. We can't share any more details on this offering because we are constrained by the regulations of SEC.

Jamie Friedman

Very good. Thank you very much.

Operator

Your next question comes from Alan Hellawell of Lehman Brothers.

Alan Hellawell

Hi gentlemen. I guess I was just hoping to get a little more clarity on your US market strategy. I know that you've invested significantly in large account chase teams. Can you talk about any capabilities that you've developed to entertain larger contracts and whether that is going to be a thrust that we'll see in your contract size in the United States?

Kris

See there are two ways you can have large relationships. One through large contracts, another through a master services agreement under which you execute multiple projects. Our traditional model, which is very different from the legacy players, has been to have a master services agreement under which you execute multiple projects. It gives the client flexibility. It gives them the option to work with a company for long term so that you can take advantage of knowledge retention, you can take advantage of best practices sharing and things like that. But still, keep the partner on their toes because there's always a threat that if you don't deliver the last project well, I can shift or I can switch. So that is bulk of our contract. It is helpful for us also because of the long-term nature there. The master services agreement we get visibility into the budgets. We are part of the budget process etc.

Having said that, we are now bidding for larger and larger transformation projects, outsourcing projects. You may have read about the ABN Amro deal in Europe there. We got share of application outsourcing from them. And we are seeing more of those opportunities. What is happening is that these large outsourcing deals are getting split between two or three vendors. And in almost all cases, we make the short list and some of them we win. It's not all going to one company. It's going to two or three companies.

Alan Hellawell

Great. Well thank you very much.

Operator

Your next question comes from Julio Quinteros of Goldman Sachs.

Julio Quinteros

Hey guys, good afternoon. Wanted to touch on real quickly, go back to the consulting practice real quick. Can you give us a little bit more color on how many folks you have in the consulting practice today, profitability, and if it's not profitable, when you actually expect it to go profitable?

Kris

So the consulting subsidiary has 220 people. Consulting as a service spans multiple units within the company. We have solution consulting in each of the business units. These are the people who look at industry trends, proactively come up with solutions which have some IP built into it, which have some maybe code, designs and proactively take it to clients and to projects. Then there is the whole area of package implementation where we start with the package selection, business process reengineering, helping customers create a template for their business, help them with change management, global rollouts and things like that. And today we have about 2,000-odd people doing this type of work. Traditionally you would have classified all of these as consulting. So if I include all these people, we have approximately 2,600 people today doing consulting-type of work. Now again, consulting subsidiary standalone is making loss today because are still investing in that. We hope that in the next two or three quarters, it'll turn around and start making profit. Consulting as a service is very lucrative especially when it drives downstream, it is giving us the required margins to justify, us continuing to invest in that. In fact, the transformation-type of projects require us to do program management, change management, business process reengineering, etc, which are really consulting type of services.

Julio Quinteros

Understood. And a lot of the descriptions that you've just given on the consulting business, the lucrative nature of it, the kind of work that you're having to do there for your clients and when I relate that back to the profile of the folks that you're currently hiring, 77% freshers, I guess, I struggle with understanding how the current mix, which is very weighted towards freshers, will allow you to truly move into some of this higher-end consulting work given that those folks are probably not going to be the guys that you're going to need for consulting engagements. I guess so if you are going to be sort of looking at this business over the long term, why aren't you hiring more MBA types or more folks from outside of industry that can help you truly ramp up this business, just to get a sense for where you want to take this business.

Kris

So just to give you some numbers, we hired 600 MBAs this year. We are recruiting more MBAs as we speak. We have recruited 2,560 experienced folks this quarter, in this just one quarter 2,560 experienced folks. We have recruited 600 CPAs in the last 12 months, especially for our BPO business. They're helping our clients with more of the analytics and more of the research kind of work and things like that, account reconciliation, closing of books and things like that. So there are a lot of initiatives within the company, and of course we are recruiting in the market also. For example, in the US universities, we have recruited 130 people who are undergoing training in India today. So there is a combination of multiple initiatives where we believe that we are recruiting the right people for us to participate in these large transformation projects.

Now you also need to realize that these large transformation projects require a few consultants at the front end. They require a strong technical team to do the architecture, the design and things like that, a very large number of people to do the programming, testing, the development-type of work. And we have looked at the composition of large transformation projects and structured the company, the pyramid for the company based on what we see as the requirements. Now we don't want to be a pure consulting firm. That is not our objective. We want to be a company which can help a client do end-to-end transformation, which includes and in fact probably that is what is unique about it. We will help implement and run the business operations which is required today to be competitive. So we will help implement and operate. So that's the direction in which we are moving.

Julio Quinteros

Okay, that's really good. And then I guess related to the transformation engagement work that you're doing, what percentage of that work can actually be done offshore? So if you take a sort of a standalone transformation engagement, how much of that can you actually do? So if you could break that up between onsite and offshore?

Kris

Again, we will have to take examples and illustrate this. When we started package implementation, 80% of the effort was being delivered onsite. Today only 35% of their product is being delivered onsite. So we have been able to change our processes and methodologies to move a significant amount of work offshore. Even in consulting, which is considered primarily an onsite type of service, over time, we are trying to do now secondary research, documentation, preparation, analytics etc again from offshore. And in some cases we are able to deliver 20% of the effort from offshore. So overall our hope is that entire life cycle if you look at it, the effort will be 30% onsite, 70% offshore, on a blended basis. And that's what we are driving toward.

Julio Quinteros

Okay, great. And one quick question for Bala on the sales and marketing percentage of expenses. We're down to a level now I think you said roughly 6.4% on a US GAAP basis. How much more scale benefits should we expect to see in sales and marketing as we go forward? So as a percentage of revenue, what's the band that you think this number will sort of bounce around at? And then also related to that, what was the depreciation impact in the quarter? How much did depreciation benefit the expense items? Thanks.

Bala

I think we may not get major benefits on the sales and marketing side. Most of the leverage may come on the G&A side. Last quarter, the sales and marketing costs went up by 1.0% because we hired more people. This quarter it got normalized, so we got 40 basis points benefit there. Overall I think on the SG&A side, we can get another 40 to 50 basis points here and there. Now coming to depreciation, we did similar to last quarter. We are not seeing any incremental benefit or impact because of depreciation

Operator

Your next question comes from Rod Bourgeois of Bernstein.

Rod Bourgeois

Hi there guys. Nice growth, particularly since it appears you haven't been as aggressive in winning large single contracts as some of your Indian competitors. So my initial question is this accurate that you haven't been as aggressive in winning large single contracts? And if so, are you able to hit your growth targets going forward with below average reliance on these really large deals that are out there?

Kris

So in our guidance for the balance of this fiscal year, we have not considered any large deals to be won. And our philosophy at this point is that in a market which is buoyant, we don't want to lock up our resources on deals which don't give us the required margin. So we are reluctant to compete on price on these large deals and lock up our resources. So we look at where the client is willing to structure the deal the way we would like it to be structured. We still believe that we are very competitive when we deliver good value to our clients, better than our competition. But the deal has to be structured such that it makes sense for both of us, for the client as well as for us to take up. And that's the philosophy of the company. So we are not that aggressive, you are right. We have certain parameters by which we will evaluate this deal and go forward.

Rod Bourgeois

Great. That sounds good. Now a couple questions on the margin side. In terms of margins going forward, are you expecting operating margins to decline sequentially in the December quarter and then follow that by an increase in operating margin in the March quarter? Is that the outlook?

Bala

If we look last year, the full year, we had operating margin of something around 27.8%. In the first half of this year, our operating margin is closer to 27.2%. We believe that it will be stable at around 27.5% in the next two quarters. That's why we said, on a year on year basis, the operating margin will be stable, except for a narrow band of some 40-50 basis point here and there.

Rod Bourgeois

Okay, but are you expecting more strength in the March quarter on margins than in the December quarter or is it going to be pretty balanced?

Bala

Well, it's going to be pretty balanced because in the current quarter, the operating margin is 28.3%. It includes a 90 basis point impact because of currency. Going forward we are assuming the currency to strengthen by 1.4%. It should be within a band - 27-27.5%.

Rod Bourgeois

Okay great. And then a couple on the margin driver front. Are you planning sort of mid-year wage hikes this year when we watch the turnover rates kind of moving up and some of the supply challenges in the market, is it possible that you will employ some mid-year wage hikes beyond the wage hikes given in the June quarter?

Bala

Sitting where we are sitting, seeing what we are seeing, we don't believe that we will be increasing wages mid-term this year.

Rod Bourgeois

Okay and when you talk about wages, are you talking about bonuses and other sort of related compensation on the stock front etc? Are you broadly defining wages?

Bala

No, I think the long term bonus is different. That is more of a retention plan and the impact of it is not material. But wage hike comes only once a year in April. We don't believe that we will be increasing that mid-way sometime.

Rod Bourgeois

Okay, so you may give some additional compensation incentives, but they will not be in the wage category?

Mohandas Pai

You see, our variable compensation depends upon the profitability and the revenues. And that is variable. But the base level of salaries will not be increased. Variable is a percentage of the base. And the variable may increase if we do much better or come down if we don't do well. But the base won't go up. And what we did in this quarter, second quarter is, for one particular sector we gave an interim hike. The reason is that we wanted to do it in the first quarter, we could not do it because of the fact that beginning of the quarter, we felt there was not enough money in the kitty. So since we saw things go much better, it was a unfulfilled agenda of the compensation structure which was done in this quarter. But it's not going to happen in the next two quarters.

Rod Bourgeois

Okay, is that Mohan?

Mohandas Pai

Yes.

Rod Bourgeois

Okay. Good to hear from you Mohan. Thanks for the explanation on that. And then just one quick follow-up on the pricing front. Can you define whether price on like for like deals is going up? Or is the increase in price that you're experiencing more due to business mix shifts than pricing on like for like deals?

Kris

Both. We are playing around with the business mix so that we can optimize our margins and do the right thing. We are also seeing increase of about 3% to 4% on new client deals and about 1% to 2% in some cases where we are able to renegotiate. So both are applicable. Those are two levers we have. We also have the onsite offshore mix levers where when the growth rate accelerates, we have more project starts which is what happened in the last two quarters when onsite went up. But then proactively, we bring down onsite. And that also helps to improve margins.

Rod Bourgeois

Okay great. Thanks guys.

Operator

Your next question comes from George Price of Stifel Nicolaus.

George Price

Hi. Thanks very much for taking my questions and congratulations on very strong numbers. First question is I wanted to ask about the top account growth really seemed to - the year over year growth in your top accounts really seemed to accelerate materially. And I'm wondering if there's any particular trend that we can take away from that?

Kris

Clearly, we have worked very hard in creating a basket of services which are relevant. We made sure that we service the clients, make sure that the satisfaction is very high. And the size also helps because as offshore becomes very strategic, clients would like to work with larger partners. Again size helps in that regard. So it's a combination of having the right services, executing very well, making sure that the clients are happy and satisfied and taking advantages of opportunities. There's a trend we see is that companies are looking at increasing offshore. It has become mainstream. They're confident about the quality of their services and things like that.

George Price

And is there any change to the trend? I mean certainly at one point it seemed like there was a trend too, as companies embrace offshore on a broader basis, they look to possibly add to their list of strategic offshore vendors to diversify that incremental business. Is there any change do you see to that trend or is it just the sheer volume of business moving offshore is kind of offsetting that?

Kris

Some of the companies are choosing two, three strategic partners. That trend continues. Some of the companies are looking at setting up their own captive units. That trend also continues. But as it becomes mainstream, this will reflect what is there in let's say US or Europe etc. companies will do some work in-house. They will have some work outsourced in outsourcing. They will look at 2-3 strategic partners to work with. Very rarely would a company look at giving their entire IT -- hardware, software, infrastructure, people, applications, everything to one vendor. There's few, very few cases. The trend is towards two, three strategic partners, maybe sometimes a captive, significant drive towards offshore. Even visibility from the board on what is India strategy. And especially combining IT and operations from the same vendor offshore. So all this we have anticipated and we've tried to create the relevant services, the relevant client relationship structure to manage this.

George Price

Okay, just a couple other questions, one on utilization excluding trainees, obviously up significantly quarter over quarter, the highest level we've seen in some time, I think since back in sometime in fiscal '05. Obviously it looks like there was pretty strong demand in the quarter even surprising you. Is that just simply the answer on that strong utilization or was there anything else driving it? And in terms of expectations going forward, do you think that that level of utilization you're running hot, is that going to come down or is it sustainable?

Kris

The way we manage this is we shoot for about 77% as the utilization excluding trainees. This gives us the slack required if the demand is better than we expected as it was in this quarter. Utilization can go up to 80%. We tried to keep it between 77% and 80%. Beyond 80%, customer service starts suffering. And so this quarter, the utilization went upto 80.3%. So this is actually part of our plan and strategy.

George Price

Okay and last question, on the comment that you made on being able to be selective on deals based on your targeted pricing and margins and being able to do that given the strong demand. For the work that you don't take on because it doesn't meet your criteria, can you give us a sense maybe of who is then coming into take on that work? Would it be tier two firms who are being a little bit more aggressive on price or any color on that would be great? Thank you.

Kris

It's typically tier one. It is a small set of companies today who are getting a higher share of the demand which is out there. It is seen from the first quarter results, second quarter results, we are the first. So we have to wait and see what happens from the other companies. But if we look at the results of other companies for the first quarter, the larger companies have grown faster than the mid-sized and the smaller companies. So typically it is the larger tier one companies who are benefiting from this.

George Price

Thank you very much.

Operator

Your next question comes from Rama Rao of RR Capital Management.

Rama Rao

Good morning guys. It's very impressive growth. You guys are almost like defying the gravity. The law of large numbers says that when you become bigger you slow down. But you guys keep on growing. How do you see that you will be able to maintain the growth rate that you have at this time or at a point will come when you're going to hit the ceiling?

Nandan

Well I think that's a good question and we also think about that question often. I don't think we have a clear answer because clearly there is a lot of scalability in our model. The market for the rebalancing of the global workforce in IT services is still not mature yet. And there is huge customer demand. So I think it's difficult to say when this whole thing will reach the equilibrium stage. So I wouldn't like to venture a guess. The fact is that we have been able to demonstrate scalability in services and we have been able to ramp up our people from a few hundred to 60,000 odd. And in this business, there are companies who in terms of employees have a much large base. So I think all these things are open questions. But we are trying to build as scalable an engine as possible. I think our investments in recruitment, in training, in systems and processes, have all contributed to be scalability.

We need to come to the end of this. I'd like to thank everyone for participating for a very enthusiastic and very interesting set of questions. Please feel free to email us and ask us any more questions about the business performance, the direction. Let me once again state that we believe that we are at a whole new disruptive point in this business, that our model is proving to be increasingly the sustainable model and is having a huge impact on global players. So I would urge you to study this industry not just as what's happening in India but what is the global impact on other forms and the consequences thereof. Thank you very much.

Operator

Ladies and gentlemen, that concludes the second quarter results for fiscal 2007 for Infosys Technologies Limited conference call. We appreciate your time. You may now disconnect.